Exhibit 99.1

MDJM Ltd Wins Contract to Provide Primary Real Estate Agency Services for Tianjin Ping An Teda Financial Center

TIANJIN, China, March 5, 2019 (GLOBE NEWSWIRE) -- MDJM Ltd (the "Company" or “MDJH”), an emerging, integrated real estate services company in China, announced today that on November 30, 2018, it successfully won a bidding to a Primary Real Agency Services Contract (the "Contract") with Tianjin Meiyin Real Estate Development Co., Ltd. regarding the Tianjin Ping An Teda Financial Center (the “Financial Center”).

Tianjin Meiyin Real Estate Development Co., Ltd., a joint venture between Teda Investment Holding Co. Ltd., one of the China Top 500 Enterprises, and Ping An Real Estate Co., Ltd., a subsidiary of Ping An Insurance Company of China, Ltd., began construction on the Financial Center in 2017. Teda Investment Holdings Co. Ltd. and Ping An Real Estate Co., Ltd. own 70% and 30% of Tianjin Meiyin Real Estate Development Co., Ltd. respectively.

Pursuant to the Contract, the Company expects to serve as the primary real estate sales agent for the Financial Center, responsible for market research, marketing planning and providing sales agents, etc. MDJH has been entrusted to sell 596 residential units for the Financial Center with a total construction area of up to 70,090 square meters and a saleable area of up to 69,190 square meters.

Mr. Siping Xu, Chairman and Chief Executive Officer of MDJM Ltd, stated, “We are pleased to announce our contract to provide real estate services for the Tianjin Ping An Teda Financial Center. We view this an excellent opportunity to strengthen our brand and demonstrate our team’s ability to overcome challenges as we contribute to a high-profile project in one of our core markets. Following the kickoff of our new year with our successful IPO, we are excited to tackle this contract and continue to execute on our growth strategy in 2019.”

About MDJM Ltd

Headquartered in Tianjin, China, MDJM Ltd (the "Company") is an emerging, integrated real estate services company in China. The Company offers primary real estate agency services to real estate developers including integrated marketing planning, advertising planning and strategy. The Company also provides real estate consulting services and independent training services on an as needed basis. Currently, the Company’s primary market is the Tianjin Autonomous Municipality and since 2014 the Company has expanded its market presence to other cities including Chengdu, Suzhou, and Yangzhou. Through two major development businesses, Xishe and Xishe Xianglin, coupled with existing core business, MDJM promotes the integration of urban and rural lifestyle services. For further information regarding the Company, please visit: http://ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's proposed IPO. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the IPO will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com